TSX-V: POM, American Stock Exchange: PLM
ADVANCING TO PRODUCTION	2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-19

POLYMET CONCLUDES MINNESOTA ASSET PURCHASE FROM CLEVELAND-CLIFFS

Vancouver, British Columbia, December 21, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it has closed a transaction with Cleveland-Cliffs Inc (NYSE: CLF) (“Cliffs”) whereby PolyMet has acquired extensive additional infrastructure associated with its NorthMet advanced copper-nickel-precious metal project located in the established Mesabi Range of northeastern Minnesota.

As previously announced on September 14, 2006, PolyMet’s wholly-owned US subsidiary Poly Met Mining, Inc. has acquired property and associated rights from Cliffs Erie L.L.C., a wholly-owned subsidiary of Cliffs. The transaction provides PolyMet with a railroad connection linking the mine development site and the existing crushing and grinding plant that it acquired from Cliffs in 2005 as well as a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and approximately 6,000 acres to the east and west of and contiguous to PolyMet’s existing tailing facilities.

The purchase price totaling 2 million shares and US$15 million in cash is in four tranches:

  2 million shares of PolyMet at a deemed price of US$4 per share paid at closing;

  US$1 million in cash paid at closing;

  US$7 million in cash payable in quarterly installments of US$250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial finance. Interest will be payable quarterly from December 31, 2006 at the Wall Street Journal Prime Rate; and,

  US$7 million payable in quarterly installments of US$250,000 commencing on December 31, 2009. There will be no interest accrued until December 31, 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet also assumes certain liabilities associated with the property. Cliffs now owns 9.2 million shares of PolyMet’s common stock, representing approximately 7.7 percent of PolyMet’s issued shares. Cliffs has the right to participate in up to 7.7 percent of any future financing and PolyMet has the first right to acquire or place Cliffs’ shares should it choose to sell.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants, Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.